UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission file number: 001-38170

NEWATER TECHNOLOGY, INC.

(Registrant's name)

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

8 Lande Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

Explanatory Note:

On March 14, 2019, Newater Technology, Inc. (the “Company”), announced it has terminated the acquisition agreement to acquire AMS Technologies Int. (2012) Ltd., an Israeli company because it could not reach mutual agreement during the closing phase. The Company will not incur any material termination fees, and there is no impact on the Company’s operating results associated with terminating the agreement

A copy of the press release announcing the termination is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated March 14, 2019

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWATER TECHNOLOGY, INC.

By:	/s/ Yuebiao Li
Yuebiao Li Chairman and Chief Executive Officer

Dated: March 15, 2019

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